Exhibit 3.1

Section 3.6 of the Bylaws is hereby amended in its entirety to read as follows:

“Section 3.6     Quorum; Vote Required For Action. Unless otherwise provided by the Certificate of Incorporation or applicable law, directors representing a majority of the total number of directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and at any such meeting at which a quorum is present, the affirmative vote of directors representing a majority of the directors present shall be the act of the Board of Directors.”